Exhibit (a)(5)(C)

PRESS RELEASE

FIRMENICH SUCCESSFULLY COMPLETES TENDER OFFER TO ACQUIRE SENOMYX

Geneva, Switzerland, Princeton, New Jersey and San Diego, CA, November 2, 2018 — Firmenich is pleased to announce the completion of its acquisition of Senomyx, Inc. (“Senomyx”), a global leader in taste innovation and expert in sweet, cooling and bitter solutions. Strengthening Firmenich’s taste and nutrition capabilities, this acquisition adds to the Group’s excellence in creating healthy and great tasting food, drink and oral care experiences for its customers.

Sentry Merger Sub, Inc., a wholly owned subsidiary of Firmenich Incorporated (“Purchaser”), has successfully completed its tender offer to purchase all of the outstanding shares of common stock of Senomyx (NASDAQ: SNMX), at a price of $1.50 per share, net to the seller in cash, without any interest thereon and less any applicable withholding taxes. The tender offer expired as scheduled at 12:00 midnight, New York City time, on November 2, 2018 (one minute after 11:59 p.m., New York City time, on November 1, 2018).

Computershare Trust Company, N.A., the depositary for the tender offer has advised Firmenich that, as of the expiration of the tender offer, approximately 40,713,815 shares of Senomyx common stock (not including 208,282 shares tendered by notice of guaranteed delivery for which shares have not yet been delivered), representing 82.9% of Senomyx’s outstanding shares, were validly tendered and not validly withdrawn pursuant to the tender offer. As a result, the minimum condition of the tender offer, which generally requires that a majority of the shares of Senomyx common stock outstanding at the expiration of the tender offer be validly tendered and not withdrawn, has been satisfied, and Purchaser has accepted for payment and will promptly pay for all such tendered Senomyx shares (and any additional shares tendered pursuant to guaranteed delivery procedures unless actual delivery does not occur), in accordance with the terms of the tender offer.

Purchaser intends to complete the merger today in accordance with Section 251(h) of the General Corporation Law of the State of Delaware. As a result of the merger, each share of common stock of Senomyx not tendered in the tender offer (other than (i) treasury shares, (ii) shares held by Firmenich or any wholly owned subsidiary of Firmenich, (iii) shares held by Senomyx, and (iv) shares owned by Senomyx stockholders who have properly preserved their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive an amount in cash equal to $1.50 per share, net to the seller in cash, without any interest thereon and less any applicable withholding taxes (i.e., the same price per share that was paid in the tender offer).

As a result of the tender offer and the merger, Senomyx will become a wholly owned subsidiary of Firmenich and Senomyx common stock will cease trading on the NASDAQ Global Select Market.

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About Firmenich

Firmenich is the world’s largest privately-owned perfume and taste company, founded in Geneva, Switzerland, in 1895. Driven by its purpose to create positive emotions to enhance wellbeing, naturally, Firmenich has designed many of the world’s best-known perfumes and tastes, bringing delight to over four billion consumers every day. Renowned for its world-class research and creativity, as well as its leadership in sustainability, each year, Firmenich invests 10% of its turnover in R&D to understand and share the best that nature has to offer responsibly. Firmenich had an annual turnover of 3.7 billion Swiss Francs at end June 2018. More information about Firmenich is available at www.firmenich.com.

About Senomyx

Senomyx discovers novel flavor ingredients and natural high intensity sweeteners that allow food and beverage companies to create better-for-you products. Under its direct sales program, Senomyx sells its Complimyx® brand flavor ingredients, Sweetmyx®, Savorymyx®, and Bittermyx®, to flavor companies for use in a wide variety of foods and beverages. In addition, Senomyx has partnerships with leading global food, beverage, and ingredient supply companies, which are currently marketing products that contain Senomyx’s flavor ingredients. For more information, please visit www.senomyx.com.

Forward-Looking Statements

This communication may contain certain forward-looking statements, including without limitation the timing of payment for shares validly tendered (and not validly withdrawn) pursuant to the tender offer, the completion of the merger and the expected delisting of Senomyx shares from the NASDAQ Global Select Market. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, risks relating to actions taken by third parties, including regulatory bodies, and other risk factors described in Senomyx’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. The reader is cautioned not to unduly rely on these forward-looking statements. Any forward-looking statements in this communication are based on information known to Firmenich, Purchaser or Senomyx on the date of this announcement. None of Firmenich, Purchaser or Senomyx undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact:

Heidi Salon

Firmenich

+41 79 689 9497

heidi.salon@firmenich.com

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